BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF FEBRUARY 20, 2006

                     On February 20, 2006, at 2:30 p.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at its head office, under the chairmanship of Dr. Olavo Egydio Setubal, for the purpose of being notified of the activities of Material Information Disclosure Committee, Insider Trading Committee and Audit Committee, as well as providing their considerations on the Management Report and Accounts for the financial year ending December 31, 2005.

                     Opening the meeting’s agenda, the Director Dr. Roberto Teixeira da Costa apprised the other board directors present of the principal matters discussed at the meetings of the Material Information Disclosure Committee and the Insider Trading Committee, held on February 16, 2006.

                     Subsequently, the Director Dr. Carlos da Câmara Pestana, as President of the Audit Committee, reported on the work carried out and the principal events characterizing the activities of the Audit Committee during the second half of 2005.

                     Following, Dr. Roberto Egydio Setubal, President and Vice President of the Board of Directors, spoke at length with respect to the draft of the Management Report and Accounts for the financial year ending December 31, 2005.

                     Subsequently, the President then proceeded to submit these documents for analysis, discussion and voting by the members of the Board of Directors and of the Fiscal Council, the latter attending pursuant to paragraph 3 of article 163 of Law 6,404/76.

                     First, the members of the Fiscal Council issued their opinion as given below, which will be transcribed in the minutes register:

“The effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., having perused the management report and the financial statements for December 31, 2005, have verified the accuracy of all the items examined, understanding them to adequately reflect the company’s capital structure, financial position and the activities conducted during the period, recommending that they be approved by the company’s Board of Directors São Paulo-SP, February 20, 2006. (signed) Gustavo Jorge Laboissiere Loyola, Iran Siqueira Lima and Fernando Alves de Almeida – Councilors.”

BANCO ITAÚ HOLDING FINANCEIRA S.A. Meeting of the Board of Directors of February 20, 2006	Page 2

                     After analysis of the pertinent documentation, the Directors concluded as to the accuracy of all the documents examined, unanimously approving them and authorizing their disclosure through release to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), the Brazilian Stock Exchange (BOVESPA – Bolsa de Valores de São Paulo), the SEC (the United States Securities and Exchange Commission), the NYSE – (New York Stock Exchange) and the Argentine Stock Exchange (BCBA – Bolsa de Comercio de Buenos Aires).

        There being no further matters on the agenda, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo-SP, February 20, 2006. (signed) Olavo Egydio Setubal – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Henri Penchas, José Vilarasau Salat, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer